Exhibit 10.1

February 9, 2005

Mr. Rick Frier

Dear Rick:

The purpose of this letter is to outline the terms of our offer for employment. I am pleased to offer you a position to join our Corporate Executive Team. Initially, you will hold the position of Executive Vice President, Finance and Accounting with the commitment that you will transition to the position of Executive Vice President and Chief Financial Officer upon the conclusion of a transition period which will be complete no later than five (5) days after the filing of the Company’s annual report for fiscal year ending March 31, 2005 with the Securities and Exchange Commission. You will be working out of the St. Petersburg, Florida corporate office reporting to me. We expect that you will start on or about March 7, 2005, with a base salary of $12,884.62 per pay period, paid biweekly, annualized at $335,000.

You are also eligible to receive an annual target bonus of 65% of your annual base salary, which is based upon the performance of the Company and will be influenced by your performance against objectives set by the Company. You will have the opportunity to earn up to 1.5 times your annual target bonus amount. The current practice is that bonuses are paid after the fiscal year has ended and you must be an employee at the time of payment to be eligible. You will be eligible to begin participation in the annual bonus plan effective April 1, 2005 for the fiscal year ending March 31, 2006. In addition, you will receive a sign-on bonus of $40,000 payable on the date you receive your first bi-weekly pay check.

You will receive, subject to the approval of the Compensation Committee of the Board of Directors’, a new hire stock option grant of 150,000 shares of common stock at the then fair market value determined at the first regularly scheduled meeting of the Compensation Committee which is held subsequent to your date of hire. These options will vest over 4 years at 25% per year beginning on the date the Compensation Committee approves the award. I am also pleased to inform you that at this position you would be eligible for consideration for allocations of additional equity which could be in the form of stock options and/or other forms of long term incentives as may be provided by the company and that the review for award consideration is usually made at the time following the next annual meeting of stockholders.

Your relocation to St. Petersburg, Florida will be supported by the Company pursuant to the terms of the attached relocation package. Reimbursement will only be made for actual incurred expenses that are eligible within Catalina’s relocation guidelines and within the stated time period. If you resign within one (1) year from the date of employment, or your employment is terminated for cause during such period, you will be required, upon termination, to reimburse Catalina Marketing for all relocation assistance provided by the Company.

As a condition of employment, you are required to execute the Company’s standard Confidentiality Agreement. A copy of the Confidentiality Agreement is enclosed with this letter.

It is agreed that you would receive a special separation benefit of base salary continuation or lump sum payout (at the Company’s discretion) should your employment be terminated by Catalina Marketing under certain conditions specified below. This benefit would pay an amount equal to the base salary you would have received over the following twelve (12) month period had your employment not been terminated. These separation benefits would be contingent upon signing a release satisfactory to the Company. You would not be eligible for payout of this benefit if your employment were terminated for Cause. Cause may include, but is not limited to, conviction of a felony, actions against the Company that disparage, harm or injure the Company in any material way, violation of the Employee Confidentiality Agreement, material violations of stated Company policies and repeated failure to perform the duties of your position after written notification. In addition, we are providing you with a separate Change of Control agreement, a form of the agreement is attached hereto. This Change of Control agreement defines the separation benefits that apply under Change of Control, as that term is defined in the agreement.

Your insurance benefits will be effective the first of the month following one month of employment – May 1, 2005. The Human Resources Department will be pleased to review our benefits program with you and answer any questions. You will also be eligible to participate in the Catalina Executive Annual Physical program. In addition, you are also entitled to receive four weeks of vacation per year until such time as the standard Company policy would provide a greater benefit. Catalina will also reimburse you for actual incurred financial planning and/or tax preparation expenses up to $5,000 annually.

On your first day of work, you will need to furnish identification to verify your right to work in the United States. (Most employees provide a social security card and a valid driver’s license).

Catalina Marketing is a Drug-Free Workplace. As a candidate, you are required to submit to a urinalysis at a laboratory chosen by Catalina Marketing within five business days of receiving this letter, and by signing below, release Catalina Marketing Corporation and any of its subsidiaries from liability. Enclosed is a Chain of Custody form and instructions on the drug testing procedures. This offer of employment is contingent upon our receiving a negative drug test result.

Because Catalina Marketing Corporation is an “At Will” employer, please understand that the length of your employment is not guaranteed. Either party has the ability to terminate the relationship at any time for any reason. This represents the complete agreement between you and Catalina Marketing Corporation regarding the subject of job tenure.

You hereby represent and warrant (i) that your acceptance and performance under this Offer Letter will not violate any other agreements or arrangements that you have entered into with any other individual or entity, whether written or oral; and (ii) that you have and will continue to have the full right, power and authority to accept the terms of this offer letter and perform the services hereunder.

If you are agreeable to the above terms, please sign the enclosed copy of this letter and return it by facsimile to Human Resources at [XXXXX] and mail an original in the enclosed envelope to Human Resources by February 14, 2005.

Rick, I am truly excited about your candidacy. I believe we are building a committed, experienced, and energized executive team. On behalf of Catalina Marketing Corporation and the Executive Team, we hope you will be part of our future!

Sincerely,	ACCEPTANCE:

/s/ Dick Buell	/s/ Rick Frier
Dick Buell CEO	Rick Frier
February 11, 2005
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